JinkoSolar Schedules First Annual General Meeting to be Held on
September 28, 2011

SHANGHAI, August 16, 2011 / -- JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company") (NYSE: JKS) a fast-growing, vertically-integrated solar power product manufacturer based in China, today announced that it will hold its annual general meeting on Wednesday, September 28, 2011 at 10:00 a.m.(Beijing time) at Pavilion room, 3/F West Wing of Shanghai Jin Jiang Oriental Hotel, No. 889 South Yang Gao Road, Pudong New District, Shanghai, P.R. China, for the following purposes:

•	To consider and, if thought fit, pass the following resolutions:

As a special resolution:

1.	That the name of the Company be changed from “JINKOSOLAR HOLDING CO., LTD” into “JINKOSOLAR HOLDING CO., LTD.”;

As ordinary resolutions:

2.	That Mr. Kangping Chen be re-elected as a director of the Company;

3.	That Mr. Xianhua Li be re-elected as a director of the Company;

4.	That PricewaterhouseCoopers Zhong Tian CPAs Limited Company be re-appointed as auditors of the Company for the fiscal year of 2011;

5.	That the directors of the Company be authorized to determine the remuneration of the auditors;

6.
That the aggregate number of shares that may be issued under the Company’s long term incentive plan (the “Plan”) adopted on July 10, 2009, as amended, or covered by Awards (as such term is defined in the Plan) including upon the exercise of ISOs (as such term is defined in the Plan) be increased from 7,325,122 ordinary shares to 9,325,122 ordinary shares; and

7.
That each of the directors of the Company be authorized to take any and every action that might be necessary to effect the forgoing resolutions 1 to 6 as such director, in his or her absolute discretion, think fit.

•	To receive and consider the audited financial statements and the report of the auditors for the year ended December 31, 2010, and the report of the directors.

•	To act upon such other matters as may properly come before our annual general meeting or any adjournment or postponement thereof.

Only holders of our ordinary shares, whether or not represented by our American Depositary Shares (the “ADSs”), at the close of business on August 26, 2011 (New York time) (“Record Date”), are entitled to receive notice of and to vote at our annual general meeting or any adjournment or postponement thereof.

The notice of our annual general meeting and the Company’s 2010 Annual Report, containing the complete audited financial statements and the report of auditors for the year ended December 31, 2010, together with the report of directors are available on the Investor Relations Section of our website at www.jinkosolar.com.

We will provide all holders of our ordinary shares the ability, upon request, to receive a hard copy of our 2010 Annual Report and the report of the directors free of charge.

If you are a holder of our ordinary shares, you are cordially invited to attend the annual general meeting in person. Your vote is important. If you cannot attend the annual general meeting in person, you are urged to complete, sign, date and return the accompanying form of proxy following the instructions therein. The form of proxy is available on the Investor Relations Section of our website at www.jinkosolar.com.

If you are a registered holder of our ADSs as at the Record Date, the depositary, JPMorgan Chase Bank, N.A., will forward to you the information of our annual general meeting and ask you to provide your voting instructions with respect to the shares represented by your ADSs. Holders of our ADSs who wish to exercise their voting rights for the underlying shares must act through the depository. For your voting instructions to be valid, you must comply with the instructions provided by or on behalf of the depositary, and the depositary must receive your voting instructions in the manner and on or before the date specified. The depositary will try, as far as practical, subject to the provisions of or governing the underlying shares, to vote or to have its agents vote the shares as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

About JinkoSolar

JinkoSolar Holding Co., Ltd. (NYSE: JKS) is a fast-growing, vertically-integrated solar power product manufacturer with low-cost operations based in Jiangxi Province and Zhejiang Province in China and sales and marketing offices in Shanghai, China, Munich, Germany, San Francisco, U.S. and Bologna, Italy. JinkoSolar has built a vertically-integrated solar product value chain with an integrated annual capacity of 1,100 MW each for silicon wafers, solar cells and solar modules as of June 30, 2011. JinkoSolar distributes its photovoltaic products to a diversified customer base in the global PV market, including Italy, Germany, Belgium, Spain, the United States, France and other countries and regions.

Safe Harbor Statement

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar’s public filings with the Securities and Exchange Commission, including its annual report on 20-F for the fiscal year ended December 31, 2010 filed with the Securities and Exchange Commission on April 25, 2011, as amended on May 10, 2011. All information provided in this press release is as of August 16, 2011. Except as required by law, JinkoSolar undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For investor and media inquiries, please contact:

In China:

Yvonne Young
JinkoSolar Holding Co., Ltd.
Tel: +86 21 6106 4018
Email: ir@jinkosolar.com

Christian Arnell
Christensen
Tel: +86 10 5826 4939
Email: carnell@christensenIR.com

In the U.S.:

Jeff Bloker
Christensen
Tel: +1 480 614 3003
Email: jbloker@christensenIR.com